MANAGEMENT’S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation (the “Company”). The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ J. Paul Rollinson	/s/ Andrea S. Freeborough

J. PAUL ROLLINSON	ANDREA S. FREEBOROUGH
President and Chief Executive Officer Toronto, Canada February 16, 2022	Executive Vice-President and Chief Financial Officer Toronto, Canada February 16, 2022

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2021, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

/s/ J. Paul Rollinson	/s/ Andrea S. Freeborough

J. PAUL ROLLINSON	ANDREA S. FREEBOROUGH
President and Chief Executive Officer Toronto, Canada February 16, 2022	Executive Vice-President and Chief Financial Officer Toronto, Canada February 16, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Kinross Gold Corporation

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indicators of impairment or reversal of impairment for property, plant and equipment
As discussed in Note 7v. to the consolidated financial statements, the carrying value of the Company’s property, plant and equipment was $7,617.7 million as of December 31, 2021. As discussed in Note 3xii. to the consolidated financial statements, the carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment.

We identified the evaluation of indicators of impairment or reversal of impairment for property, plant and equipment as a critical audit matter. Assessing the Company’s evaluation of indicators of impairment or reversal of impairment involved the application of significant auditor judgment. Specifically, significant judgment was required to evaluate the future gold prices and the mineral reserves and mineral resources, on which the assumptions for recoverable production are based.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to assess indicators of impairment or reversal of impairment. This included controls related to the determination of future gold price and mineral reserves and mineral resources. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserves and mineral resources estimate, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the future gold prices used in the Company’s assessment by comparing to third party estimates.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2005.

Toronto, Canada
February 16, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Kinross Gold Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited Kinross Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated February 16, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 16, 2022

KINROSS GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(expressed in millions of United States dollars, except share amounts)

		As at
		December 31,	December 31,
		2021	2020

Assets
Current assets
Cash and cash equivalents	Note 7	$531.5	$1,210.9
Restricted cash	Note 7	11.4	13.7
Accounts receivable and other assets	Note 7	214.5	115.8
Current income tax recoverable		10.2	29.9
Inventories	Note 7	1,151.3	1,072.9
Unrealized fair value of derivative assets	Note 10	30.0	6.5
		1,948.9	2,449.7
Non-current assets
Property, plant and equipment	Note 7	7,617.7	7,653.5
Goodwill	Note 7	158.8	158.8
Long-term investments	Note 7	98.2	113.0
Investment in joint venture	Note 9	7.1	18.3
Other long-term assets	Note 7	590.9	537.2
Deferred tax assets	Note 18	6.5	2.7
Total assets		$10,428.1	$10,933.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$492.7	$479.2
Current income tax payable		95.0	114.5
Current portion of long-term debt and credit facilities	Note 12	40.0	499.7
Current portion of provisions	Note 14	90.0	63.8
Other current liabilities	Note 7	23.7	49.7
Deferred payment obligation	Note 6	-	141.5
		741.4	1,348.4
Non-current liabilities
Long-term debt and credit facilities	Note 12	1,589.9	1,424.2
Provisions	Note 14	847.9	861.1
Long-term lease liabilities	Note 13	35.1	46.3
Other long-term liabilities		127.4	102.4
Deferred tax liabilities	Note 18	436.8	487.8
Total liabilities		$3,778.5	$4,270.2

Equity
Common shareholders' equity
Common share capital	Note 15	$4,427.7	$4,473.7
Contributed surplus		10,664.4	10,709.0
Accumulated deficit		(8,492.4)	(8,562.5)
Accumulated other comprehensive income (loss)	Note 7	(18.8)	(23.7)
Total common shareholders' equity		6,580.9	6,596.5
Non-controlling interests		68.7	66.5
Total equity		$6,649.6	$6,663.0
Commitments and contingencies	Note 20
Subsequent events	Note 12, 15 and 22
Total liabilities and equity		$10,428.1	$10,933.2

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 15	1,244,332,772	1,258,320,461

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board:

/s/ Glenn A. Ives                                                             /s/ Kerry D. Dyte

Glenn A. Ives                                                                 Kerry D. Dyte
Director                                                                           Director

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in millions of United States dollars, except share and per share amounts)

		Years ended
		December 31,	December 31,
		2021	2020

Revenue
Metal sales		$3,729.4	$4,213.4

Cost of sales
Production cost of sales		1,726.1	1,725.7
Depreciation, depletion and amortization		840.9	842.3
Impairment charges (reversals) and asset derecognition - net	Note 8	144.5	(650.9)
Total cost of sales		2,711.5	1,917.1
Gross profit		1,017.9	2,296.3
Other operating expense	Note 7	294.6	186.5
Exploration and business development		133.1	92.5
General and administrative		126.6	117.9
Operating earnings		463.6	1,899.4
Other income - net	Note 7	79.2	7.4
Finance income		12.3	4.3
Finance expense	Note 7	(85.7)	(112.6)
Earnings before tax		469.4	1,798.5
Income tax expense - net	Note 18	(250.7)	(439.8)
Net earnings		$218.7	$1,358.7
Net (loss) earnings attributable to:
Non-controlling interests		$(2.5)	$16.3
Common shareholders		$221.2	$1,342.4

Earnings per share attributable to common shareholders
Basic		$0.18	$1.07
Diluted		$0.17	$1.06

Weighted average number of common shares outstanding (millions)	Note 17
Basic		1,259.1	1,257.2
Diluted		1,269.1	1,268.0

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2021	2020

Net earnings		$218.7	$1,358.7

Other comprehensive income (loss), net of tax:	Note 7
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(a)		(19.8)	0.3

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(b)		38.2	(27.7)
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(c)		(13.5)	24.1
		4.9	(3.3)
Total comprehensive income		$223.6	$1,355.4

Attributable to non-controlling interests		$(2.5)	$16.3
Attributable to common shareholders		$226.1	$1,339.1

(a) Net of tax expense of $nil (2020 - $nil).
(b) Net of tax expense (recovery) of $12.4 million (2020 - $(12.5) million). (c) Net of tax (recovery) expense of $(3.5) million (2020 - $10.4 million).

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2021	2020
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings		$218.7	$1,358.7
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization		840.9	842.3
Impairment charges (reversals) and asset derecognition - net	Note 8	144.5	(650.9)
Share-based compensation expense		10.8	13.7
Finance expense		85.7	112.6
Deferred tax (recovery) expense		(63.7)	217.9
Foreign exchange losses and other		72.9	11.8
Reclamation expense		0.1	6.6
Changes in operating assets and liabilities:
Accounts receivable and other assets		(50.0)	(120.9)
Inventories		(86.7)	(6.8)
Accounts payable and accrued liabilities		265.4	279.0
Cash flow provided from operating activities		1,438.6	2,064.0
Income taxes paid		(303.4)	(106.4)
Net cash flow provided from operating activities		1,135.2	1,957.6
Investing:
Additions to property, plant and equipment		(938.6)	(916.1)
Interest paid capitalized to property, plant and equipment	Note 12	(51.1)	(47.9)
Acquisitions	Note 6	(141.5)	(267.0)
Net additions to long-term investments and other assets		(66.3)	(5.9)
Net proceeds from the sale of property, plant and equipment		1.3	8.4
Decrease (increase) in restricted cash - net		2.3	(23.5)
Interest received and other - net		1.3	2.9
Net cash flow used in investing activities		(1,192.6)	(1,249.1)
Financing:
Proceeds from drawdown of debt	Note 12	200.0	950.0
Repayment of debt	Note 12	(500.0)	(850.0)
Interest paid	Note 12	(46.9)	(63.1)
Payment of lease liabilities	Note 12	(33.8)	(20.7)
Dividends paid to common shareholders	Note 15	(151.1)	(75.5)
Dividends paid to non-controlling interest		-	(6.0)
Repurchase and cancellation of shares	Note 15	(100.2)	-
Other - net		8.8	(2.4)
Net cash flow used in financing activities		(623.2)	(67.7)
Effect of exchange rate changes on cash and cash equivalents		1.2	(5.0)
(Decrease) increase in cash and cash equivalents		(679.4)	635.8
Cash and cash equivalents, beginning of period		1,210.9	575.1
Cash and cash equivalents, end of period		$531.5	$1,210.9

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2021	2020

Common share capital
Balance at the beginning of the period		$4,473.7	$14,926.2
Transfer to contributed surplus on reduction of stated capital	Note 15	-	(10,473.4)
Transfer from contributed surplus on exercise of restricted shares		7.8	7.8
Repurchase and cancellation of shares	Note 15	(62.9)	-
Options exercised, including cash		9.1	13.1
Balance at the end of the period		$4,427.7	$4,473.7

Contributed surplus
Balance at the beginning of the period		$10,709.0	$242.1
Transfer from common share capital on reduction of stated capital	Note 15	-	10,473.4
Repurchase and cancellation of shares	Note 15	(37.3)	-
Share-based compensation		10.8	13.7
Transfer of fair value of exercised options and restricted shares		(18.1)	(20.2)
Balance at the end of the period		$10,664.4	$10,709.0

Accumulated deficit
Balance at the beginning of the period		$(8,562.5)	$(9,829.4)
Dividends paid	Note 15	(151.1)	(75.5)
Net earnings attributable to common shareholders		221.2	1,342.4
Balance at the end of the period		$(8,492.4)	$(8,562.5)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period		$(23.7)	$(20.4)
Other comprehensive income (loss), net of tax		4.9	(3.3)
Balance at the end of the period		$(18.8)	$(23.7)
Total accumulated deficit and accumulated other comprehensive loss		$(8,511.2)	$(8,586.2)

Total common shareholders' equity		$6,580.9	$6,596.5

Non-controlling interests
Balance at the beginning of the period		$66.5	$14.1
Net (loss) earnings attributable to non-controlling interests		(2.5)	16.3
Non-controlling interest resulting from Manh Choh acquisition	Note 6	-	41.0
Funding from non-controlling interest		4.7	1.1
Dividends paid to non-controlling interest		-	(6.0)
Balance at the end of the period		$68.7	$66.5

Total equity		$6,649.6	$6,663.0

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of Directors on February 16, 2022.

2.	BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2021 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company’s significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.  Principles of consolidation
The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year-end.

			As at
			December 31,	December 31,
Entity	Property/ Segment	Location	2021	2020
Subsidiaries:
(Consolidated)
Kinross Brasil Mineração S.A. ("KBM")	Paracatu	Brazil	100%	100%
Compania Minera Mantos de Oro ("MDO")	La Coipa and Lobo-Marte / Corporate and Other	Chile	100%	100%
Compania Minera Maricunga ("CMM")	Maricunga / Corporate and Other	Chile	100%	100%
Chirano Gold Mines Ltd.(a)	Chirano	Ghana	90%	90%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%	100%
Chukotka Mining and Geological Company	Kupol	Russian Federation	100%	100%
Northern Gold LLC	Dvoinoye/ Kupol	Russian Federation	100%	100%
Udinsk Gold LLC(b)	Chulbatkan / Corporate and Other	Russian Federation	100%	100%
KG Mining (Bald Mountain) Inc. ("KGBM")	Bald Mountain	USA	100%	100%
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%	100%
Round Mountain Gold Corporation /	Round Mountain	USA	100%	100%
KG Mining (Round Mountain) Inc.
Echo Bay Minerals Company	Kettle River - Buckhorn / Corporate and Other	USA	100%	100%
Peak Gold, LLC(c) ("Manh Choh")	Manh Choh / Corporate and Other	USA	70%	70%

Interest in joint venture:
(Equity accounted)
Sociedad Contractual Minera Puren	Puren / Corporate and Other	Chile	65%	65%

(a)	The Company holds a 90% interest in Chirano Gold Mines Ltd. with the Government of Ghana having the right to the remaining 10% interest.
(b)	On January 16, 2020, the Company acquired the Chulbatkan license, containing the Udinsk project, in Russia. See Note 6i.
(c)	On September 30, 2020, the Company acquired a 70% interest in the Manh Choh project in Alaska. See Note 6ii.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(a)	Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.
(b)	Joint Arrangements
The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting.
(c)	Associates
Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.
Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.
The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, AOCI and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.
ii.  Functional and presentation currency
The functional and presentation currency of the Company is the United States dollar.
Transactions denominated in foreign currencies are translated into the United States dollar as follows:
•	Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;
•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•
Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and

•	Exchange gains and losses on translation are included in earnings.
When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at FVOCI, is recognized in other comprehensive income (“OCI”), the related translation differences are also recognized in OCI.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.  Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks or in escrow that is not available for general corporate use. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost.
iv.  Short-term investments
Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.  Short-term investments are classified as and measured at amortized cost.
v.  Long-term investments
Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as financial assets at FVOCI. These equity investments are measured at fair value on acquisition and at each reporting date, with all realized and unrealized gains and losses recorded permanently in AOCI.
vi.  Inventories
Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the prevailing or long-term metal price estimates, and estimated costs to complete production into a saleable form and estimated costs to sell.
Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.
The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.
In-process inventories represent materials that are in the process of being converted to a saleable product.
Materials and supplies are valued at the lower of average cost and NRV.
Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.
vii.  Borrowing costs
Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.
Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

viii.  Business combinations
A business combination is a transaction or other event in which control over one or more businesses is obtained.
A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods and services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to contribute to the creation of outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:
•	has begun planned principal activities;
•	has employees, intellectual property and other inputs and processes that could be applied to those inputs to create outputs or have the ability to contribute to the creation of outputs;
•	is pursuing a plan to produce outputs; and
•	will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.
The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination.
Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.
If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.
Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.
Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.
Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process.  Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.
If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.
ix.  Goodwill
Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of any acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU.
Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future  (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.
x.  Exploration and evaluation (“E&E”) costs
E&E costs are those costs required to find a mineral property and determine its commercial viability.  E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.
E&E costs consist of:
•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting engineering, marketing and financial studies.
Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized E&E costs in property, plant and equipment.
The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of the fair value of:
•	estimated potential ounces, and
•	exploration properties.
Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment.  Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.
xi.  Property, plant and equipment
Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs.
Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.
Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.
Acquired or capitalized E&E costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate.
Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(a)	Asset categories
The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.
Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.
Mineral interests consist of:
•
Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

•	Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced.
(b)	Depreciation, depletion and amortization
For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization, net of residual value. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.
Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.
Land is not depreciated.
Mobile and other equipment are generally depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.
The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.
Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use.
(c)	Derecognition
The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.
xii.  Valuation of Goodwill and Long-lived Assets
Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount.
The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized E&E costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset’s carrying value to its recoverable amount.
For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously.
The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use.
Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.
Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.
Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis.
xiii.  Leases
Right-of-use assets and lease liabilities are recognized at the commencement date of a lease. Lease liabilities are initially measured at the present value of lease payments to be paid after the lease’s commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.
Right-of-use assets are initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made on or before the lease’s commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the leased asset, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the useful life of the asset or the term of the lease. If a purchase option is expected to be exercised, the asset is amortized over its useful life.
Lease liabilities are subsequently measured at amortized cost using the effective interest method and are re-measured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the assessment of whether a purchase, extension or termination option is likely to be exercised.
Lease payments for short-term leases, which have a lease term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases.
xiv.  Financial instruments and hedging activity
(a)	Financial instrument classification and measurement

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVPL”) or FVOCI.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:
•	it is held with the objective of collecting contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method.
Loss allowances for ‘expected credit losses’ are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to equity investments. A loss event is not required to have occurred before a credit loss is recognized.
The Company has classified and measured its financial instruments as described below:
•	Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost.
•	Trade receivables and certain other assets are classified as and measured at amortized cost.
•	Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI.
•	Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost.
•	Derivative assets and liabilities including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as and measured at FVPL.
(b)	Hedges
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed, unless such hedged transaction results in the recognition of a non-financial asset. Any ineffective portion of a hedge relationship is recognized immediately in earnings. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.
When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. These amounts recorded in OCI are recognized in earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in earnings in the period in which they occur.
For hedges that do not qualify for hedge accounting, gains or losses are recognized in earnings in the current period.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

xv.  Share-based payments
The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:
Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, either shares are issued from treasury, or the options are cancelled and a cash payment equal to the ‘in-the-money’ value of the options is made.
Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan.
Restricted Share Unit Plan (Cash-Settled): Cash-settled RPSUs are granted under the Restricted Share Unit Plan (Cash-Settled).
Both RSUs and RPSUs are awarded to certain employees as a percentage of long-term incentive awards.
(a)
RSUs may be equity or cash-settled and are recorded at fair value based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of equity-settled RSUs, shares are generally issued from treasury. Cash-settled RSUs are accounted for as a liability at fair value and re-measured each period based on the current market value of the underlying stock at period end, with changes in the liability recorded as compensation expense each period.

(b)
RPSUs are equity-settled and are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury.

Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.
Employee Share Purchase Plan: The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market.
xvi.  Metal sales
Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2021 or December 31, 2020.
Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.
The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 19. All reportable segments principally generate revenue from metal sales.
xvii.  Provision for reclamation and remediation
The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.  The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the asset or reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the timing of cash flows. The periodic unwinding of the discounted obligation is recognized in the consolidated statement of operations as a finance expense.
xviii.  Income tax
The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.
Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.
Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.
Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.
Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.
xix.  Earnings per share
Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the weighted average number of common shares

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

outstanding during the period. Diluted earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.
Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

On May 14, 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment requiring proceeds from selling items before the related item of property, plant and equipment is available for use to be recognized in profit or loss, together with the costs of producing those items. The amendment is effective for annual periods beginning on or after January 1, 2022. The Company will apply this amendment to the La Coipa mine restart in 2022.

5.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.
i.	Significant Judgments in Applying Accounting Policies
The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:
(a)	Mineral Reserves and Mineral Resources
The information relating to the geological data on the size, depth and shape of the ore body require complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.
(b)	Depreciation, depletion and amortization
Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.
(c)	Taxes
The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.
ii.	Significant Accounting Estimates and Assumptions
The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:
(a)	Mineral Reserves and Mineral Resources
Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.
(b)	Purchase Price Allocation
Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.
(c)	Depreciation, depletion and amortization
Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is generally depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.
The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.
(d)	Valuation of goodwill and long-lived assets
The assessment of fair values, including those of the CGUs for purposes of testing goodwill for potential impairment and long-lived assets for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s LOM plans, as well as future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other long-lived assets could impact the impairment analysis.
The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management.
Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.
Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future metals prices.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data.  Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources.
The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk.
Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU. The selected multiple applied to each CGU would take into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.
(e)	Inventories
Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories.  These deferred amounts are carried at the lower of average cost or NRV. Write-downs, and subsequent reversals thereof, of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs and related reversals include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.
Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.
The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.
(f)	Provision for reclamation and remediation
The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(g)	Deferred taxes
The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.
(h)	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

6.	ACQUISITIONS

i.	Acquisition of Chulbatkan license

On January 16, 2020, the Company closed the acquisition of the Chulbatkan license and paid the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million. On January 15, 2021, the remaining $141.5 million was paid in cash, settling the related deferred payment obligation.
ii.	Acquisition of 70% interest in the Manh Choh project

On September 30, 2020, the Company acquired a 70% interest in the Manh Choh (formerly known as “Peak”) project in Alaska for total cash consideration of $93.7 million. The acquisition was accounted for as an asset acquisition with a total purchase price of $96.9 million, comprised of cash payments of $93.7 million and total transaction costs of $3.2 million, allocated as follows:

Purchase price allocation
Mineral interests - pre-development properties	$136.5
Land, plant and equipment	0.2
Total property, plant and equipment	136.7
Other assets - net	1.2
Non-controlling interest(a)	(41.0)
Total net assets acquired	$96.9

(a)	Non-controlling interest has been recorded related to the 30% interest of Peak Gold, LLC that the Company did not acquire.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

7.	CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.	Cash and cash equivalents:

	December 31,	December 31,
	2021	2020
Cash on hand and balances with banks	$386.8	$562.0
Short-term deposits	144.7	648.9
	$531.5	$1,210.9

ii.	Restricted cash:

	December 31,	December 31,
	2021	2020
Restricted cash(a)	$11.4	$13.7

(a)	Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.

iii.	Accounts receivable and other assets:

	December 31,	December 31,
	2021	2020
Trade receivables	$3.3	$8.1
Prepaid expenses	31.9	21.6
VAT receivable	79.5	46.6
Deposits	16.6	28.9
Other(a)	83.2	10.6
	$214.5	$115.8

(a)	Other includes $61.5 million related to initial insurance recoveries for the Tasiast mill fire. See Note 7xiii.

iv.	Inventories:

	December 31,	December 31,
	2021	2020
Ore in stockpiles(a)	$250.7	$277.4
Ore on leach pads(b),(c)	589.1	498.8
In-process	111.4	108.0
Finished metal	64.0	50.3
Materials and supplies(c)	459.9	448.2
	1,475.1	1,382.7
Long-term portion of ore in stockpiles and ore on leach pads(a),(b),(c)	(323.8)	(309.8)
	$1,151.3	$1,072.9

(a)	Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7viii.
(b)
Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, Round Mountain and Tasiast mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2024, Fort Knox in 2028 and Round Mountain in 2029. The last tonne of ore was placed on the Tasiast leach pads during 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7viii.

(c)	During the years ended December 31, 2021 and 2020, impairment charges to inventories were recorded to reduce the carrying value of inventory to its net realizable value. See Note 8i.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2021	$10,190.0	$10,136.2	$465.3	$20,791.5
Additions	501.2	416.7	46.9	964.8
Capitalized interest	25.0	19.8	3.5	48.3
Disposals	(59.6)	-	-	(59.6)
Derecognition(d)	(134.4)	(14.1)	-	(148.5)
Other	2.3	2.0	1.6	5.9
Balance at December 31, 2021	10,524.5	10,560.6	517.3	21,602.4

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2021	$(6,471.3)	$(6,666.7)	$-	$(13,138.0)
Depreciation, depletion and amortization	(556.2)	(437.7)	-	(993.9)
Derecognition(d)	90.8	8.4	-	99.2
Disposals	48.8	-	-	48.8
Other	1.6	(2.4)	-	(0.8)
Balance at December 31, 2021	(6,886.3)	(7,098.4)	-	(13,984.7)

Net book value	$3,638.2	$3,462.2	$517.3	$7,617.7

Amount included above as at December 31, 2021:
Assets under construction	$399.9	$326.5	$65.2	$791.6
Assets not being depreciated(e)	$646.5	$661.0	$517.3	$1,824.8

(a)
Additions includes $10.2 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2021. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $32.2 million during the year ended December 31, 2021. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $54.2 million as at December 31, 2021.

(b)	At December 31, 2021, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte.
(c)	At December 31, 2021, the significant pre-development properties are the Chulbatkan license area, including the Udinsk project, and the Manh Choh project.
(d)	During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain. See Note 8ii.
(e)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties	Total
Cost
Balance at January 1, 2020	$9,715.0	$9,540.6	$13.4	$19,269.0
Additions	535.5	539.9	15.5	1,090.9
Acquisitions(c)	8.2	15.4	441.8	465.4
Capitalized interest	22.8	25.5	0.8	49.1
Disposals	(82.9)	-	(0.1)	(83.0)
Other	(8.6)	14.8	(6.1)	0.1
Balance at December 31, 2020	10,190.0	10,136.2	465.3	20,791.5

Accumulated depreciation, depletion, amortization and reversals of impairment charges
Balance at January 1, 2020	$(6,114.1)	$(6,814.9)	$-	$(12,929.0)
Depreciation, depletion and amortization	(589.9)	(380.3)	-	(970.2)
Reversals of impairment charges(d)	160.5	528.5	-	689.0
Disposals	73.8	-	-	73.8
Other	(1.6)	-	-	(1.6)
Balance at December 31, 2020	(6,471.3)	(6,666.7)	-	(13,138.0)

Net book value	$3,718.7	$3,469.5	$465.3	$7,653.5

Amount included above as at December 31, 2020:
Assets under construction	$540.8	$189.1	$19.1	$749.0
Assets not being depreciated(e)	$769.9	$607.0	$465.3	$1,842.2

(a)
Additions includes $38.2 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2020. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $16.1 million during the year ended December 31, 2020. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $76.2 million as at December 31, 2020.

(b)	At December 31, 2020, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte.
(c)
During the year ended December 31, 2020, the Company acquired the Chulbatkan license area and a 70% interest in the Manh Choh project, with both respective mineral interests classified in pre-development properties. See Note 6.

(d)
At December 31, 2020, impairment reversals of property, plant and equipment were recorded at Tasiast, Chirano, and Lobo-Marte. At June 30, 2020, an impairment reversal was recorded at Lobo-Marte, entirely related to property, plant and equipment. See Note 8ii.

(e)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Tasiast, Fort Knox, La Coipa, Round Mountain, and Paracatu and had a weighted average borrowing rate of 5.78% and 5.20% during the years ended December 31, 2021 and 2020, respectively.

At December 31, 2021, $603.6 million of E&E assets were included in mineral interests (December 31, 2020 - $526.1 million).

During the year ended December 31, 2021, the Company had additions of $2.4 million to E&E assets and no transfers of E&E assets to capitalized development. During the year ended December 31, 2020, the Company had additions of $457.3 million to E&E assets, primarily related to the purchases of the Chulbatkan license area and a 70% interest in the Manh Choh project, recognized $90.9 million of impairment reversals related to Chirano E&E assets, and transferred $311.9 million of E&E assets to capitalized development, primarily related to La Coipa and Chirano.

During the year ended December 31, 2021, the Company capitalized $75.1 million and expensed $52.2 million of E&E costs (year ended December 31, 2020 - $38.4 million and $19.1 million, respectively). Capitalized E&E costs are included as investing cash flows while expensed E&E costs are included as operating cash flows.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

vi.	Goodwill:
As at December 31, 2021 and 2020, goodwill of $158.8 million related entirely to Kupol. The significant estimates and assumptions used in the Company’s impairment assessment are set out below. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of the Kupol CGU to exceed its recoverable amount.

	2021	2020
Gold price (per ounce)
Short-term	$1,700	$1,700
Long-term	$1,500	$1,500

Silver price (per ounce)
Short-term	$20	$20
Long-term	$20	$20

Oil (per barrel)
Short-term	$70 (2022)	$55
	$60 (2023, 2024)
Long-term	$55	$55

Discount rate	3.63%	3.61%

vii.	Long-term investments:
Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:
	December 31, 2021		December 31, 2020
	Fair value	Gains (losses) in AOCI(a)	Fair value	Gains (losses) in AOCI(a)
Investments in an accumulated gain position	$12.4	$0.7	$80.9	$18.2
Investments in an accumulated loss position	85.8	(49.3)	32.1	(47.0)
Net realized gains	-	2.9	-	2.9
	$98.2	$(45.7)	$113.0	$(25.9)

(a)	See the consolidated statements of comprehensive income and Note 7xi for details of changes in fair value recognized in OCI during the years ended December 31, 2021 and 2020.

viii.	Other long-term assets:

	December 31,	December 31,
	2021	2020
Long-term portion of ore in stockpiles and ore on leach pads(a)	$323.8	$309.8
Deferred charges, net of amortization	7.3	6.0
Long-term receivables	110.8	124.1
Advances for the purchase of capital equipment	45.8	9.1
Restricted cash(b)	25.0	25.0
Unrealized fair value of derivative assets(c)	15.1	10.5
Other	63.1	52.7
	$590.9	$537.2

(a)
Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at December 31, 2021, long-term ore in stockpiles was at the Company’s Kupol, Paracatu and Tasiast mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.

(b)	See Note 12iii for details of the Tasiast loan and cash restricted for future loan payments as at December 31, 2021.
(c)	See Note 10 for details of the non-current portion of unrealized fair value of derivative assets.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ix.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2021	2020
Trade payables	$87.8	$89.1
Accrued liabilities	270.5	242.8
Employee related accrued liabilities	134.4	147.3
	$492.7	$479.2

x.	Other current liabilities:

	December 31,	December 31,
	2021	2020
Current portion of lease liabilities(a)	$19.7	$28.4
Current portion of unrealized fair value of derivative liabilities(b)	4.0	21.3
	$23.7	$49.7

(a)	See Note 13 for details of the current portion of lease liabilities.
(b)	See Note 10 for details of the current portion of unrealized fair value of derivative liabilities.

xi.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2019	$(26.2)	$5.8	$(20.4)
Other comprehensive income (loss) before tax	0.3	(5.7)	(5.4)
Tax	-	2.1	2.1
Balance at December 31, 2020	$(25.9)	$2.2	$(23.7)
Other comprehensive income (loss) before tax	(19.8)	33.6	13.8
Tax	-	(8.9)	(8.9)
Balance at December 31, 2021	$(45.7)	$26.9	$(18.8)

Consolidated Statements of Operations

xii.	Other operating expense:

	Years ended December 31,
	2021	2020
Other operating expense	$294.6	$186.5

Other operating expense of $294.6 million for the year ended December 31, 2021 includes environmental and other operating expenses for non-operating mining sites of $69.1 million, costs associated with the temporary suspension of milling operations and mill repair at Tasiast of $59.2 million, costs associated with stabilizing the north wall at Round Mountain of $50.1 million, and labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $34.8 million.
Other operating expense of $186.5 million for the year ended December 31, 2020 includes labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $64.1 million, costs relating to the temporary suspension of site activities as a result of the Tasiast strike in the second quarter of 2020 of $8.3 million, and environmental and other operating expenses for non-operating mining sites of $46.0 million.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

xiii.	Other income – net:

	Years ended December 31,
	2021	2020
Insurance recoveries(a)	$91.1	$10.8
Net (losses) gains on dispositions of assets	(9.5)	1.2
Foreign exchange losses - net	(4.7)	(7.3)
Net non-hedge derivative (losses) gains	(1.0)	1.0
Other - net	3.3	1.7
	$79.2	$7.4

(a)
During the year ended December 31, 2021, the Company recognized $90.0 million of initial insurance recoveries related to the Tasiast mill fire, of which $28.5 million has been received as of December 31, 2021.

xiv.	Finance expense:

	Years ended December 31,
	2021	2020
Accretion of reclamation and remediation obligations	$(14.2)	$(23.0)
Interest expense, including accretion of debt and lease liabilities(a), (b)	(71.5)	(89.6)
	$(85.7)	$(112.6)

(a)	During the years ended December 31, 2021 and 2020, $48.3 million and $49.1 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7v.
(b)	During the years ended December 31, 2021 and 2020, accretion of lease liabilities was $3.8 million and $3.0 million, respectively.

Total interest paid, including interest capitalized, during the year ended December 31, 2021 was $98.0 million (year ended December 31, 2020 - $111.0 million). See Note 12v.

xv.	Employee benefits expenses:
The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:
	Years ended December 31,
	2021	2020
Salaries, short-term incentives, and other benefits	$710.6	$707.9
Share-based payments	19.5	30.7
Other	16.4	16.3
	$746.5	$754.9

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

8.	IMPAIRMENT CHARGES (REVERSALS) AND ASSET DERECOGNITION – NET

	Years ended December 31,
	2021	2020
Inventories (i)	$95.2	$38.1
Property, plant and equipment (ii)	49.3	(689.0)
	$144.5	$(650.9)

i.	Inventories
During the year ended December 31, 2021, the Company recognized an impairment charge of $95.2 million related to metal inventory as a result of a reduction in the estimate of recoverable ounces on the Bald Mountain Vantage heap leach pad due to the presence of carbonaceous ore. The tax impact of the impairment was an income tax recovery of $25.3 million.

During the year ended December 31, 2020, the Company recognized impairment charges of $38.1 million to reduce the carrying value of certain materials and supplies inventories to net realizable value.

ii.	Property, plant and equipment
During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain, which resulted in a charge of $49.3 million. The tax impact of the derecognition was an income tax recovery of $13.1 million.
During the year ended December 31, 2020, the Company recorded reversals of previous impairment charges of $689.0 million, related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($204.5 million) and Lobo-Marte ($185.0 million, which included $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly a result of increases in the Company’s long-term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte. For Tasiast and Chirano, the reversals were limited to a full reversal of the remaining impairment charges previously recorded. For Lobo-Marte, the reversal represents a partial reversal of the total impairment charges previously recorded. The tax impacts of the impairment reversals at Chirano and Lobo-Marte were income tax expenses of $71.6 million and $4.6 million, respectively. There was no tax impact on the impairment reversal at Tasiast. After giving effect to the impairment reversals, the carrying values of Tasiast, Chirano and Lobo-Marte were $2,455.7 million, $240.3 million and $319.2 million, respectively, as at December 31, 2020.
The significant estimates and assumptions used for the CGUs tested in the Company’s impairment assessment for the year ended December 31, 2020 were as follows:
•	estimated 2021, 2022 and long-term gold prices of $1,700, $1,700, and $1,500 per ounce, respectively, and short-term and long-term silver prices of $20 per ounce;
•	estimated short-term and long-term oil prices of $55 per barrel;
•	real discount rates of between 4.49% and 6.82%.

9.	INVESTMENT IN JOINT VENTURE

The Company’s Puren joint venture investment is accounted for under the equity method and had the following carrying values:

	December 31,	December 31,
	2021	2020
Investment in joint venture - Puren	$7.1	$18.3
There are no publicly quoted market prices for Puren.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

10.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement:
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.
The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2021 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$98.2	$-	$-	$98.2
Derivative contracts:
Foreign currency forward and collar contracts	-	(4.5)	-	(4.5)
Energy swap contracts	-	40.4	-	40.4
Total return swap contracts	-	1.7	-	1.7
	$98.2	$37.6	$-	$135.8

During the year ended December 31, 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:
Equity investments at FVOCI:
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.
Derivative contracts:
The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes information about derivative contracts outstanding at December 31, 2021 and 2020:
	December 31, 2021		December 31, 2020
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts(a) (i)	$(4.5)	$(3.5)	$(4.3)	$(2.5)

Commodity contracts
Energy swap contracts(b) (ii)	40.4	30.4	7.6	4.7

Other contracts
Total return swap contracts (iii)	1.7	-	(11.0)	-

Total all contracts	$37.6	$26.9	$(7.7)	$2.2

Unrealized fair value of derivative assets
Current	$30.0		$6.5
Non-current	15.1		10.5
	$45.1		$17.0
Unrealized fair value of derivative liabilities
Current	$(4.0)		$(21.3)
Non-current	(3.5)		(3.4)
	$(7.5)		$(24.7)
Total net fair value	$37.6		$(7.7)

(a)	Of the total amount recorded in AOCI at December 31, 2021, $(1.1) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(b)	Of the total amount recorded in AOCI at December 31, 2021, $19.1 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.

(i)	Foreign currency forward and collar contracts
The following table provides a summary of foreign currency forward and collar contracts outstanding at December 31, 2021 and their respective maturities:

Foreign currency	2022	2023	2024
Brazilian real zero cost collars (in millions of U.S. dollars)	$105.6	$68.4	$27.6
Average put strike (Brazilian real)	4.79	5.13	5.55
Average call strike (Brazilian real)	6.78	7.34	9.01
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$50.4	$15.0	$-
Average rate (Canadian dollar)	1.31	1.29	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$63.6	$42.0	$-
Average put strike (Chilean peso)	760	810	-
Average call strike (Chilean peso)	992	1,040	-
Russian rouble zero cost collars (in millions of U.S. dollars)	$46.8	$33.6	$9.0
Average put strike (Russian rouble)	74.5	76.2	80.0
Average call strike (Russian rouble)	97.5	99.2	104.6

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following new foreign currency forward and collar contracts were entered into during the year ended December 31, 2021:
•	$93.6 million of Brazilian real zero cost collars, maturing from 2022 to 2024, with average put and call strikes of 5.29 and 7.78, respectively;
•	$53.4 million of Canadian dollar forward buy contracts, maturing from 2022 to 2023, at an average rate of 1.28;
•	$105.6 million of Chilean peso zero cost collars, maturing from 2022 to 2023, with average put and call strikes of 780 and 1,011, respectively; and
•	$33.0 million of Russian rouble zero cost collars, maturing from 2022 to 2024, with average put and call strikes of 75.7 and 97.5, respectively.
At December 31, 2021, the unrealized gain or loss on foreign currency forward and collar contracts recorded in AOCI is as follows:
•	Brazilian real zero cost collar contracts – unrealized loss of $3.8 million (December 31, 2020 - $5.8 million loss);
•	Canadian dollar forward buy contracts – unrealized gain of $1.3 million (December 31, 2020 - $2.2 million gain);
•	Chilean peso zero cost collar contracts – unrealized loss of $1.4 million (December 31, 2020 - $nil); and
•	Russian rouble zero cost collar contracts – unrealized gain of $0.4 million (December 31, 2020 - $1.1 million gain).
(ii)	Energy swap contracts
The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company enters into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.
The following table provides a summary of energy swap contracts outstanding at December 31, 2021 and their respective maturities:

Energy	2022	2023	2024
WTI oil swap contracts (barrels)	1,056,600	565,200	-
Average price ($/barrel)	$48.13	$39.58	$-

During 2021, the following new energy swap contracts were entered into:
•	234,000 barrels of WTI oil swap contracts at an average rate of $69.16 per barrel maturing in 2022.
At December 31, 2021, the unrealized gain on energy swap contracts recorded in AOCI is as follows:
•	WTI oil swap contracts – unrealized gain of $30.4 million (December 31, 2020 - $4.7 million gain).
(iii)	Total return swap contracts
The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2021, 4,365,000 TRS units were outstanding. Hedge accounting is not applied for the DSU/RSU hedging program.
(b)	Fair value measurements related to non-financial assets:
The Company recorded reversals of previous impairment charges related to the property, plant and equipment at Tasiast, Chirano and Lobo-Marte during the year ended December 31, 2020, due to changes in the estimates used to determine the recoverable amount of these CGUs since their last impairment losses were recognized. Certain assumptions used in the calculation of the recoverable amounts, calculated on a fair value less cost of disposal basis, are categorized as Level 3 in the fair value hierarchy. See Note 8ii.
(c)	Fair value of financial assets and liabilities not measured and recognized at fair value:
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

11.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.
The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy prices by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.
All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.
i.	Capital management
The Company’s objectives when managing capital are to:

•	Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
•	Ensure the Company has the capital and capacity to support a long-term growth strategy;
•	Provide investors with a superior rate of return on their invested capital;
•	Ensure compliance with all bank covenant ratios; and
•	Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	December 31,	December 31,
	2021	2020
Long-term debt and credit facilities	$1,589.9	$1,424.2
Current portion of long-term debt and credit facilities	40.0	499.7
Total debt	$1,629.9	$1,923.9
Common shareholders' equity	$6,580.9	$6,596.5
Total debt / total debt and common shareholders' equity ratio	19.9%	22.6%
Company target	0 – 30%	0 – 30%
ii.	Gold and silver price risk management
In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2021 or December 31, 2020.
iii.	Currency risk management
The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Chilean pesos, Brazilian reais, and Russian roubles as part of this risk management strategy. The Company is also

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.
At December 31, 2021, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and other foreign currencies.
		10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Foreign currency net working capital	Effect on earnings before taxes, gain (loss)(a)	Effect on earnings before taxes, gain (loss)(a)
Canadian dollar	$(40.0)	$3.6	$(4.4)
Brazilian real	$(131.3)	$11.9	$(14.6)
Chilean peso	$25.7	$(2.3)	$2.9
Russian rouble	$25.5	$(2.3)	$2.8
Mauritanian ouguiya	$(4.3)	$0.4	$(0.5)
Ghanaian cedi	$3.9	$(0.4)	$0.4
Other(b)	$(2.6)	$0.3	$(0.4)

(a)
As described in Note 3ii, the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b)	Includes Euro, Swedish Krona, British pound, Australian dollar and South African rand.

At December 31, 2021, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso and Russian rouble.

	10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Effect on OCI before taxes, (loss)(a)	Effect on OCI before taxes, gain(a)
Canadian dollar	$(6.1)	$7.4
Brazilian real	$(6.8)	$7.5
Chilean peso	$(4.4)	$4.8
Russian rouble	$(3.7)	$5.5

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.
iv.	Energy price risk
The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.
At December 31, 2021, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices.
	10% increase in price	10% decrease in price
	Effect on OCI before taxes, gain(a)	Effect on OCI before taxes, (loss)(a)
WTI oil	$11.3	$(11.3)

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Liquidity risk
The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2021 - $531.5 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities at December 31, 2021 are as follows:
		2022	2023-2026	2027+
	Total	Within 1 year(b)	2 to 5 years	More than 5 years
Long-term debt(a)	$2,251.9	$121.6	$1,025.5	$1,104.8
(a)	Includes the full face value of the senior notes, drawdowns on the revolving credit facility, Tasiast loan, and estimated interest.
(b)	Represents estimated interest on the senior notes, revolving credit facility and Tasiast loan, due within the next 12 months.
vi.	Credit risk management
Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company generally transacts with highly-rated counterparties and a limit on contingent exposure has been established for counterparties based on their credit ratings. As at December 31, 2021, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, restricted cash, accounts receivable, and derivative assets.

12.	LONG-TERM DEBT AND CREDIT FACILITIES

			December 31, 2021				December 31, 2020
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value(b)	Carrying Amount(a)	Fair Value(b)

Senior notes	(i)	4.50%-6.875%	$1,248.2	$(6.3)	$1,241.9	$1,432.7	$1,739.8	$1,999.5
Revolving credit facility	(ii)	LIBOR plus 1.45%	200.0	-	$200.0	200.0	-	-
Tasiast loan	(iii)	LIBOR plus 4.380%	200.0	(12.0)	$188.0	200.0	184.1	200.0
Total long-term and current debt			$1,648.2	$(18.3)	$1,629.9	$1,832.7	$1,923.9	$2,199.5
Less: current portion			(40.0)	-	(40.0)	-	(499.7)	(509.3)
Long-term debt and credit facility			$1,608.2	$(18.3)	$1,589.9	$1,832.7	$1,424.2	$1,690.2

(a)	Includes transaction costs on senior notes and Tasiast loan financings.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 10(c).

Scheduled debt repayments

	2022	2023	2024	2025	2026	2027 and thereafter	Total
Senior notes	$-	$-	$500.0	$-	$-	$750.0	$1,250.0
Revolving credit facility	-	-	-	-	200.0	-	200.0
Tasiast loan	40.0	36.0	32.0	4.0	16.0	72.0	200.0
Total debt payable	$40.0	$36.0	$532.0	$4.0	$216.0	$822.0	$1,650.0

(i)	Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
On June 1, 2021, the Company redeemed all outstanding 5.125% senior notes due September 1, 2021, which had an aggregate principal amount of $500.0 million. These notes were redeemed at a redemption price equal to their principal amount outstanding plus accrued and unpaid interest of $6.4 million.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(ii)	Revolving credit facility

On July 23, 2021, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date to July 23, 2026.
As at December 31, 2021, the Company had utilized $206.5 million (December 31, 2020 - $7.5 million) of its $1,500.0 million revolving credit facility, of which $6.5 million was used for letters of credit. In 2021, the Company drew down $200.0 million on the revolving credit facility. Subsequent to December 31, 2021, the Company drew $1,100.0 million on the revolving credit facility.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2021, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.45%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement at December 31, 2021.

(iii)	Tasiast loan

On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with the first drawdown of $200.0 million received on April 9, 2020. On December 15, 2021, the agreement was amended to cancel the remaining $100.0 million available to be drawn.

The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest and principal payments to be made in June and December for the term of the loan. Principal repayments of $20.0 million are due in June and December 2022.

As at December 31, 2021, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets. See Note 7viii.

(iv)	Other

The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2021, $232.3 million (December 31, 2020 - $228.9 million) was utilized under this facility.

In addition, at December 31, 2021, the Company had $180.8 million (December 31, 2020 - $175.6 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.80%.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

As at December 31, 2021, $308.2 million (December 31, 2020 - $290.1 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.

(v)	Changes in liabilities arising from financing activities

	Long-term debt and credit facilities	Lease liabilities	Accrued interest payable(a)	Total
Balance as at January 1, 2021	$1,923.9	$74.7	$33.7	$2,032.3
Changes from financing cash flows
Debt issued	200.0	-	-	200.0
Debt repayments	(500.0)	-	-	(500.0)
Interest paid	-	-	(46.9)	(46.9)
Payment of lease liabilities	-	(33.8)	-	(33.8)
	1,623.9	40.9	(13.2)	1,651.6
Other changes
Interest expense and accretion	$-	$3.8	$67.7	$71.5
Capitalized interest	-	-	48.3	48.3
Capitalized interest paid	-	-	(51.1)	(51.1)
Additions of lease liabilities	-	10.2	-	10.2
Other	6.0	(0.1)	(26.4)	(20.5)
	6.0	13.9	38.5	58.4
Balance as at December 31, 2021	$1,629.9	$54.8	$25.3	$1,710.0

(a)	Included in Accounts payable and accrued liabilities.

	Long-term debt and credit facilities	Lease liabilities	Accrued interest payable(a)	Total
Balance as at January 1, 2020	$1,837.4	$54.9	$33.3	$1,925.6
Changes from financing cash flows
Debt issued	950.0	-	-	950.0
Debt repayments	(850.0)	-	-	(850.0)
Interest paid	-	-	(63.1)	(63.1)
Payment of lease liabilities	-	(20.7)	-	(20.7)
	1,937.4	34.2	(29.8)	1,941.8
Other changes
Interest expense and accretion	$-	$3.0	$86.6	$89.6
Capitalized interest	-	-	49.1	49.1
Capitalized interest paid	-	-	(47.9)	(47.9)
Additions of lease liabilities	-	38.2	-	38.2
Other	(13.5)	(0.7)	(24.3)	(38.5)
	(13.5)	40.5	63.5	90.5
Balance as at December 31, 2020	$1,923.9	$74.7	$33.7	$2,032.3

(a)	Included in Accounts payable and accrued liabilities.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

13.	LEASES

	December 31,	December 31,
	2021	2020
Current portion of lease liabilities	$19.7	$28.4
Long-term lease liabilities	35.1	46.3
	$54.8	$74.7

The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.
The following table summarizes total undiscounted lease liability maturities as at December 31, 2021:
		2022	2023-2026	2027+
	Total	Within 1 year	1 to 5 years	More than 5 years
Lease liabilities	$62.8	$21.7	$30.1	$11.0

The following table summarizes such lease payments that have been expensed for the years ended December 31, 2021 and 2020:
	December 31,	December 31,
	2021	2020
Leases with a term of 12 months or less	$6.5	$4.8
Leases of low-value assets	0.3	0.1
Leases with variable lease payments	36.5	31.2
	$43.3	$36.1

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

14.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2021	$896.1	$28.8	$924.9
Additions	23.0	48.5	71.5
Reductions	(40.7)	(6.4)	(47.1)
Reclamation spending	(25.7)	-	(25.7)
Accretion	14.2	-	14.2
Reclamation expense	0.1	-	0.1
Balance at December 31, 2021	$867.0	$70.9	$937.9

Current portion	41.9	48.1	90.0
Non-current portion	825.1	22.8	847.9
	$867.0	$70.9	$937.9

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.
Included in other operating expense for the year ended December 31, 2021 is a $0.1 million expense (year ended December 31, 2020 - $6.6 million) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed or are nearing the end of their operating life. The majority of the expenditures are expected to occur between 2022 and 2044. The discount rates used in estimating the site restoration cost obligation were between 1.3% and 10.3% for the year ended December 31, 2021 (year ended December 31, 2020 – 0.4% and 13.3%), and the inflation rates used were between 2.3% and 5.3% for the year ended December 31, 2021 (year ended December 31, 2020 - 2.1% and 4.0%).
Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2021, letters of credit totaling $384.7 million (December 31, 2020 - $379.9 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2021, $307.4 million (December 31, 2020 - $289.3 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

15.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2021 and 2020 is as follows:

	Year ended December 31, 2021		Year ended December 31, 2020
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,258,320	$4,473.7	1,253,766	$14,926.2
Transfer to contributed surplus on reduction of stated capital(a)	-	-	-	(10,473.4)
Repurchase and cancellation of shares (ii)	(17,608)	(62.9)	-	-
Issued under share option and restricted share plans	3,621	16.9	4,554	20.9
Balance at end of period	1,244,333	$4,427.7	1,258,320	$4,473.7

Total common share capital		$4,427.7		$4,473.7

(a)	Effective as of May 6, 2020, the shareholders of the Company approved a resolution to reduce the stated capital account of the common shares, with a resulting addition to contributed surplus.

i.	Dividends on common shares

The following summarizes dividends declared and paid during the year ended December 31, 2021:
	Per share	Total amount paid
Dividends declared and paid during the periods:
Three months ended March 31, 2021	$0.03	$37.8
Three months ended June 30, 2021	0.03	37.9
Three months ended September 30, 2021	0.03	37.8
Three months ended December 31, 2021	0.03	37.6
Total		$151.1

During the year ended December 31, 2020, dividends of $0.03 per common share were declared on September 17, 2020 and November 4, 2020, and a total of $75.5 million in dividends were paid in the year ended December 31, 2020.

On February 16, 2022 the Board of Directors declared a dividend of $0.03 per common share payable on March 24, 2022 to shareholders of record on March 9, 2022.

There were no dividends declared but unpaid at December 31, 2021 or December 31, 2020.

ii.	Repurchase and cancellation of common shares

On July 28, 2021, Kinross received approval from the Toronto Stock Exchange to establish a normal course issuer bid (“NCIB”) program. Under the NCIB program, the Company is authorized to purchase up to 63,096,676 of its common shares (out of the 1,261,933,539 common shares outstanding as at July 27, 2021) representing 5% of the Company’s issued and outstanding common shares, during the period starting on August 3, 2021 and ending on August 2, 2022.

During the year ended December 31, 2021, the Company repurchased and cancelled 17,608,678 common shares for $100.2 million at an average price of $5.69 per share as part of its authorized NCIB program. The book value of the cancelled shares was $62.9 million and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value was treated as a reduction to contributed surplus.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

16.	SHARE-BASED PAYMENTS

Share-based compensation expense recorded during the years ended December 31, 2021 and 2020 was as follows:

	Years ended December 31,
	2021	2020
Share option plan expense (i)	$0.3	$1.0
Restricted share unit plan expense, including restricted performance shares (ii)	19.2	29.7
Deferred share units expense (iii)	1.4	1.3
Employer portion of employee share purchase plan (iv)	2.8	2.4
Total share-based compensation expense	$23.7	$34.4

(i)	Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The share options outstanding at December 31, 2021 expire at various dates through 2026. The number of common shares available for the granting of options as at December 31, 2021 was 14.8 million.

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2021 and 2020:

	2021		2020
	Number of options (000's)	Weighted average exercise price (CDN$/option)	Number of options (000's)	Weighted average exercise price (CDN$/option)
Balance at January 1	5,601	$4.68	10,170	$5.16
Exercised	(1,624)	5.13	(2,566)	4.90
Forfeited	(213)	4.97	(808)	5.02
Expired	-	-	(1,195)	8.03
Outstanding at end of period	3,764	$4.47	5,601	$4.68
Exercisable at end of period	3,273	$4.47	3,813	$4.68

For the year ended December 31, 2021, the weighted average share price at the date of exercise was CDN$8.56 (December 31, 2020 - CDN$8.63).

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2021:

		Options outstanding			Options exercisable
		Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Exercise price range in CDN$:		(000’s)	(CDN$)	(years)	(000’s)	(CDN$)	(years)
$3.73	$4.25	1,335	3.87	0.53	1,335	3.89	0.53
4.26	4.75	1,078	4.58	3.89	587	4.59	3.97
4.76	5.06	1,351	4.98	2.72	1,351	4.99	2.72
		3,764	$4.47	2.28	3,273	$4.47	2.05

No options were granted during the year ended December 31, 2021 and 2020.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(ii)	Restricted share plans

The Company has a Restricted Share Plan and a Restricted Share Unit Plan (Cash-Settled) whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. Under the Restricted Share Plan, the aggregate number of shares reserved for issuance may not exceed 50 million common shares. The number of common shares available for the granting of restricted shares under this plan as at December 31, 2021 was 20.9 million.
(a)	Restricted share units

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.
The following table summarizes information about all RSUs and related changes during the years ended December 31, 2021 and 2020:

	2021		2020
	Number of units (000's)	Weighted average fair value (CDN$/unit)	Number of units (000's)	Weighted average fair value (CDN$/unit)
Balance at January 1	6,475	$5.86	8,512	$4.68
Granted	3,017	8.80	3,106	7.42
Reinvested	175	6.82	-	-
Redeemed	(3,748)	5.36	(4,199)	4.78
Forfeited	(626)	6.84	(944)	5.17
Outstanding at end of period	5,293	$7.81	6,475	$5.86

As at December 31, 2021, the Company had recognized a liability of $10.6 million (December 31, 2020 - $17.6 million) within employee related accrued liabilities (see Note 7ix) in respect of its cash-settled RSUs.

(b)	Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.
The following table summarizes information about the RPSUs and related changes during the years ended December 31, 2021 and 2020:

	2021		2020
	Number of units (000's)	Weighted average fair value (CDN$/unit)	Number of units (000's)	Weighted average fair value (CDN$/unit)
Balance at January 1	4,459	$5.95	4,937	$5.16
Granted	1,378	8.37	1,436	7.76
Reinvested	77	6.90	-	-
Redeemed	(1,739)	4.92	(1,575)	5.32
Forfeited	(394)	6.66	(339)	5.02
Outstanding at end of period	3,781	$7.25	4,459	$5.95

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(iii)	Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan.
The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2021 and 2020 are as follows:

	Years ended December 31,
	2021	2020
DSUs granted (000's)	234	203
Weighted average grant-date fair value (CDN$/ unit)	$7.55	$8.66

There were 1,296,882 DSUs outstanding, for which the Company had recognized a liability of $7.5 million, as at December 31, 2021 (December 31, 2020 - $10.4 million), within employee related accrued liabilities (see Note 7ix).

(iv)	Employee share purchase plan

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions.
The compensation expense related to the employee SPP for the year ended December 31, 2021 was $2.8 million (year ended December 31, 2020 - $2.4 million).

17.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the year ended December 31, 2021 was $221.2 million (year ended December 31, 2020 - $1,342.4 million).
Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

	Years ended December 31,
(Number of common shares in thousands)	2021	2020
Basic weighted average shares outstanding:	1,259,059	1,257,163
Weighted average shares dilution adjustments:
Stock options(a)	1,942	3,218
Restricted share units	3,203	2,929
Restricted performance share units	4,942	4,660
Diluted weighted average shares outstanding	1,269,146	1,267,970

Weighted average shares dilution adjustments - exclusions:(b)
Stock options(a)	-	165
Restricted share units	-	-
Restricted performance share units	-	-

(a)
Dilutive stock options were determined using the Company’s average share price for the year. For the years ended December 31, 2021 and 2020, the average share price used was $6.56 and $7.00, respectively.

(b)	These adjustments were excluded as they are anti-dilutive.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

18.	INCOME TAX EXPENSE

  The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2021	2020

Current tax expense
Current period	$264.5	$297.7
Settlement or adjustment for prior periods	49.9	(75.8)

Deferred tax expense
Origination and reversal of temporary differences	(136.0)	334.6
Change in unrecognized deferred tax assets	72.3	(116.7)
Total tax expense	$250.7	$439.8

The Company settled tax amounts relating to prior taxation years resulting in an additional $49.9 million of tax expense during 2021.

On March 27, 2020 the U.S. CARES Act was signed into law. Kinross benefited primarily from two significant changes in tax law included in the U.S. CARES Act. First, $33.1 million of federal Alternative Minimum Tax (“AMT”) credits that were previously expected to be received after 2020, were received in 2020. Second, the tax law amendments provided for new tax loss carry-back opportunities that created additional federal AMT credits of $73.7 million, which were also refunded in 2020. The carry-back of U.S. net operating losses also resulted in a $25.4 million net tax benefit to tax expense, the result of the 35% U.S. federal corporate income tax rates prior to 2018, compared to 21% post 2017.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2021		2020
Combined statutory income tax rate	26.5%		26.5%

Increase (decrease) resulting from:
Mining taxes	0.2%		1.7%
Percentage of depletion	(0.4%	)	(0.9%	)
Difference in foreign tax rates and foreign exchange on deferred income taxes within income tax expense	4.7%		5.5%
Change in unrecognized deferred tax assets	7.5%		(0.4%	)
True-up of prior provisions to tax filings	(1.1%	)	-
Income not subject to tax	(0.1%	)	(0.7%	)
Effect of non-taxable impairment reversals	-		(6.9%	)
Accounting expenses disallowed for tax	6.3%		1.7%
Taxes on repatriation of foreign earnings	1.2%		0.1%
Impact of CARES Act	-		(1.4%	)
Settlement of prior period taxes	11.1%		0.5%
Other	(2.5%	)	(1.2%	)
Effective tax rate	53.4%		24.5%

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

i.	Deferred income tax
The following table summarizes the components of deferred income tax:

	December 31, 2021	December 31, 2020
Deferred tax assets
Accrued expenses and other	$49.0	$51.1
Property, plant and equipment	1.8	5.2
Reclamation and remediation obligations	118.6	123.3
Inventory capitalization	20.6	20.8
Losses	90.8	54.4
	280.8	254.8
Deferred tax liabilities
Accrued expenses and other	1.3	2.4
Property, plant and equipment	662.7	677.5
Inventory capitalization	47.1	60.0
Deferred tax liabilities - net	$430.3	$485.1

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.
Movement in net deferred tax liabilities:

	December 31, 2021	December 31, 2020
Balance at the beginning of the period	$485.1	$269.3
Recognized in the statement of operations	(63.7)	217.9
Recognized in OCI	8.9	(2.1)
Balance at the end of the period	$430.3	$485.1

ii.	Unrecognized deferred tax assets and liabilities
The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2021 is $9.4 billion (December 31, 2020 - $8.9 billion).
Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2021	December 31, 2020
Deductible temporary differences	$572.0	$535.2
Tax losses	$363.9	$394.1

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.
iii.	Non-capital losses (not recognized)
The following table summarizes the Company’s operating losses that can be applied against future taxable profit:
Country	Type	Amount	Expiry Date
Canada	Net operating losses	$1,053.6	2027 - 2041
United States(a)	Net operating losses	37.6	2022 - 2040
Chile	Net operating losses	130.2	No expiry
Brazil	Net operating losses	1.6	No expiry
Russia	Net operating losses	24.7	No expiry
Mauritania	Net operating losses	4.8	2022 - 2026
Barbados	Net operating losses	144.6	2023 - 2027
Luxembourg	Net operating losses	77.2	Various
Other	Net operating losses	89.1	Various

(a)	Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

19.	SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

The Kupol segment includes the Kupol and Dvoinoye mines. These two mines have been aggregated into one reportable segment as they have integrated cost structures, due to the processing of Dvoinoye ore at the Kupol mill, and other shared infrastructure such as the purchasing function.

The Corporate and other segment includes corporate, shutdown and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh, and Maricunga) and non-mining and other operations. These have been aggregated into one reportable segment.

Finance income, finance expense, and other income - net are managed on a consolidated basis and are not allocated to operating segments.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

i.	Operating segments

The following tables set forth operating results by reportable segment for the following years:

	Operating segments							Non-operating segments(a)
Year ended December 31, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$473.3	466.6	352.1	987.9	862.8	314.7	267.0	5.0	$3,729.4
Cost of sales
Production cost of sales	267.2	235.9	177.5	412.1	306.2	123.6	201.6	2.0	1,726.1
Depreciation, depletion and amortization	109.8	65.2	195.9	180.6	70.5	136.9	73.0	9.0	840.9
Impairment charges and asset derecognition	-	-	144.5	-	-	-	-	-	144.5
Total cost of sales	377.0	301.1	517.9	592.7	376.7	260.5	274.6	11.0	2,711.5
Gross profit (loss)	$96.3	165.5	(165.8)	395.2	486.1	54.2	(7.6)	(6.0)	$1,017.9
Other operating expense	0.7	51.3	1.7	9.9	26.7	116.9	0.9	86.5	294.6
Exploration and business development	3.7	5.6	7.2	0.9	16.7	4.3	11.9	82.8	133.1
General and administrative	-	-	-	-	-	-	-	126.6	126.6
Operating earnings (loss)	$91.9	108.6	(174.7)	384.4	442.7	(67.0)	(20.4)	(301.9)	$463.6
Other income - net									79.2
Finance income									12.3
Finance expense									(85.7)
Earnings before tax									$469.4

	Operating segments							Non-operating segments(a)
Year ended December 31, 2020:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$422.9	565.5	330.5	960.7	904.6	718.0	295.1	16.1	$4,213.4
Cost of sales
Production cost of sales	251.3	219.6	155.9	358.9	304.5	235.7	196.1	3.7	1,725.7
Depreciation, depletion and amortization	97.2	49.6	128.3	183.5	123.5	191.8	58.2	10.2	842.3
(Reversals of) impairment charges - net	-	-	-	-	27.8	(289.2)	(204.5)	(185.0)	(650.9)
Total cost of sales	348.5	269.2	284.2	542.4	455.8	138.3	49.8	(171.1)	1,917.1
Gross profit	$74.4	296.3	46.3	418.3	448.8	579.7	245.3	187.2	$2,296.3
Other operating expense (income)	2.6	3.9	5.2	11.3	32.5	73.4	(2.2)	59.8	186.5
Exploration and business development	4.8	5.6	6.5	-	5.8	2.0	9.4	58.4	92.5
General and administrative	-	-	-	-	-	-	-	117.9	117.9
Operating earnings (loss)	$67.0	286.8	34.6	407.0	410.5	504.3	238.1	(48.9)	$1,899.4
Other income - net									7.4
Finance income									4.3
Finance expense									(112.6)
Earnings before tax									$1,798.5

	Operating segments							Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b)	Total
Property, plant and equipment at:
December 31, 2021	$429.5	829.3	392.4	1,665.2	244.0	2,406.4	309.2	1,341.7	$7,617.7

Total assets at:
December 31, 2021	$749.8	1,074.4	586.5	2,016.6	752.3	2,911.5	406.7	1,930.3	$10,428.1

Capital expenditures for year ended December 31, 2021(d)	$126.7	140.7	40.1	112.6	26.6	320.6	47.8	205.5	$1,020.6

	Operating segments							Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b)	Total
Property, plant and equipment at:
December 31, 2020	$488.7	774.6	635.7	1,718.8	271.2	2,277.3	332.7	1,154.5	$7,653.5

Total assets at:
December 31, 2020	$719.7	1,028.0	857.1	2,226.3	896.9	2,699.8	429.8	2,075.6	$10,933.2

Capital expenditures for year ended December 31, 2020(d)	$150.1	180.6	129.1	161.3	32.9	302.2	23.4	82.3	$1,061.9

(a)	Non-operating segments include development and pre-development properties.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh, and Maricunga).
(c)
Corporate and other includes metal sales and operating losses of Maricunga of $5.0 million and $(17.8) million, respectively, for the year ended December 31, 2021 ($16.1 million and $(12.5) million, respectively, for the year ended December 31, 2020) as Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019.

(d)
Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Geographic segments

The following table shows metal sales and property, plant and equipment by geographic region:

	Metal sales		Property, plant and equipment
	Years ended December 31,		As at December 31,
	2021	2020	2021	2020
Geographic information(a)
United States	$1,292.0	$1,318.9	$1,818.5	$2,043.7
Russian Federation	862.8	904.6	$616.1	604.0
Brazil	987.9	960.7	1,672.7	1,721.5
Chile	5.0	16.1	779.9	653.5
Mauritania	314.7	718.0	2,419.9	2,289.2
Ghana	267.0	295.1	310.6	341.6
Total	$3,729.4	$4,213.4	$7,617.7	$7,653.5

(a)	Geographic location is determined based on location of the mining assets.

iii.	Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

Year ended December 31, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(a)	Total

Customer
1	$29.9	59.9	51.5	72.7	128.8	63.7	50.3	1.2	458.0
2	63.1	22.5	44.4	112.4	57.9	108.3	44.1	-	452.7
3	95.3	83.2	38.2	180.2	-	-	-	0.9	397.8
4	4.7	28.9	34.9	49.0	122.6	55.5	81.9	-	377.5
									$1,686.0
% of total metal sales									45.2%
(a)	The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2021.

Year ended December 31, 2020:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(a)	Total

Customer
1	$36.1	83.7	48.3	109.4	100.6	233.1	36.8	0.6	648.6
2	17.6	22.9	14.9	54.3	225.5	109.3	54.0	-	498.5
3	73.1	81.6	43.7	121.5	-	45.0	61.9	1.7	428.5
									$1,575.6
% of total metal sales									37.4%

(a)	The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2020.

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

At December 31, 2021, the Company had future operating lease obligations of approximately $34.5 million (December 31, 2020 - $55.9 million), and future purchase commitments of approximately $1,012.6 million (December 31, 2020 - $935.0 million), of which $201.9 million relates to commitments for capital expenditures (December 31, 2020 - $153.1 million).
ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings
In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.
In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. In addition, the EPA notified SGC that SGC is a potentially responsible party (“PRP”) under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District.
In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint sought cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which was amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act.
The Utah complaint sought cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases were centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it.
In the fourth quarter of 2020 and first quarter of 2021, SGC and Kinross reached settlements with the Navajo Nation, the State of New Mexico, and the State of Utah. The Court has entered Consent Decrees approving these settlements and dismissed the claims with prejudice. In the second quarter of 2021, SGC and Environmental Restoration dismissed their mutual cross claims with prejudice.
In the first quarter of 2021, the Court granted SGC’s motion for summary judgment against the individual Navajo members based on a statute of repose defense. In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary judgment against the individual Navajo members based personal jurisdiction grounds and, subsequently, in July 2021 denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary judgment based on a lack of specific jurisdiction as to the United States’ cross-claims, but granted the United States the right to file a motion asserting personal jurisdiction under alternative grounds. On October 4, 2021, the Court denied the United States’ motion for summary judgment on this alternative ground for personal jurisdiction over Kinross Gold Corporation.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

In October 2021, SGC and Kinross reached a settlement in principle with the United States and the State of Colorado. The settlement remains subject to entry of a Consent Decree by the Court approving the settlement after a public comment period closes. The Consent Decree was lodged with the Court on January 20, 2022 and the Federal Register notice inviting public comment was published on January 27, 2022. In addition, SGC and Kinross reached an agreement with the State of Colorado to resolve potential natural resource damage claims with respect to the District based on a payment by SGC of $1.6M. This settlement is subject to entry of a Consent Decree which has been lodged with the Court for approval and a public comment period which has now closed.
Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

21.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2021 and 2020 other than compensation of key management personnel.
Key management personnel
Compensation of key management personnel of the Company is as follows:
	Years ended December 31,
	2021	2020
Cash compensation - salaries, short-term incentives, and other benefits	$8.2	$7.4
Long-term incentives, including share-based payments	6.8	8.8
Termination and post-retirement benefits	1.3	1.1
Total compensation paid to key management personnel	$16.3	$17.3

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020
(Tabular amounts in millions of United States dollars, unless otherwise noted)

22.	SUBSEQUENT EVENT

Acquisition of Great Bear Resources

On December 8, 2021, Kinross announced that it had entered into a definitive agreement (“Agreement”) to acquire Great Bear Resources Ltd. (“Great Bear”), which includes the Dixie project located in the Red Lake mining district in Ontario, Canada.
Under the terms of the Agreement, Kinross has agreed to an upfront payment of approximately $1.4 billion (C$1.8 billion), representing C$29.00 per Great Bear common share on a fully-diluted basis. The upfront payment will be payable at the election of Great Bear shareholders in cash and Kinross common shares, subject to a pro-ration to a maximum cash consideration of approximately $1.1 billion (C$1.4 billion) and a maximum of approximately 80.7 million Kinross common shares. The Agreement also includes a payment of contingent consideration in the form of contingent value rights that may be exchanged for 0.1330 of a Kinross common share per Great Bear common share. The contingent consideration will be payable in connection with Kinross’ public announcement of commercial production at the Dixie project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.
The acquisition was approved by shareholder vote on February 14, 2022 and is expected to close during the first quarter of 2022.